Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 10, 2023

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Ms. Rotter:

The purpose of this letter is to respond to the comments you provided to the Trust in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of the following Funds:

Count	Series Name	Registrant Name
1	Ecofin Global Water ESG Fund	Managed Portfolio Series
2	Tortoise North American Pipeline Fund	Managed Portfolio Series

1.Please explain how each Fund’s benchmark index as presented in its annual report dated November 30, 2022 has been deemed to be an appropriate broad-based securities market index for the Fund. See Form N-1A, Item 4.

Response: The Trust responds by stating that each Fund’s broad-based securities market index is the S&P 500 Index, which the Trust considers appropriate based on the instructions of Form N-1A. While the S&P 500 Index has historically been presented in the performance table of the Funds’ shareholder reports, it has not been included in the line graph presentation. For future shareholder reports, as applicable, the Funds will include the S&P 500 Index (or any replacement broad-based securities market index should it change in the future) in the line graph presentation.

2.With respect to the Ecofin Global Water ESG Fund, the response to item C.4 on Form N-CEN, filed on February 9, 2023, indicates that the Fund is diversified. However, the prospectus and annual report disclose that the Fund is non-diversified. Please explain in correspondence the reason for the differences.

Response: The Trust responds by confirming that the N-CEN response referenced in this comment was an error, and that future N-CEN filings will accurately identify the Fund’s status on diversification.

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at 414-721-8328.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ John Hadermayer
John Hadermayer
Secretary
Managed Portfolio Series

cc:    Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP
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